July 26, 2024

Bryan Hall
Executive Vice President
Sunrise Communications AG
Thurgauerstrasse 101b
8152 Glattpark (Opfikon)
Switzerland

       Re: Sunrise Communications AG
           Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted July 5, 2024
           CIK: 0002021938
Dear Bryan Hall:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 18, 2024, letter.

Amendment No. 1 to Draft Registration Statement on Form F-4
Risk Factors
The legal relationships between Sunrise and its customers are generally based on standard contracts and forms ..., page 37

1. We note your disclosure that on June 17, 2024, the Stiftung f r Konsumentenschutz commenced legal proceedings against you alleging that inflation-
       linked mid-term service price increase clauses in your consumer contracts are unenforceable. Please clarify whether you have already been charging these inflation-
       linked mid-term service price increases to your customers, and if so, whether you may be subject to issuing material amounts of refunds or credits to customers as a result of this litigation. It is not clear if the lawsuit involves past charges or solely involves your
 July 26, 2024
Page 2

       inability to increase your prices mid-term in the future.
Background and Reasons for the Spin-Off, page 62

2. We note your response to prior comment 11 that your financial advisors had no role in
       determining the perceived trading discount of Liberty Global   s shares
in comparison to
       the underlying value of its individual businesses and did not provide quantitative conclusions as to the amount of such a discount. Please provide a brief description of the quantitative analysis performed by your board and management regarding the size and scope of any perceived trading discount, any conclusions drawn, and how such trading discount was calculated.
The Sunrise Business, page 86

3. We note your response to prior comment 17 regarding your research and development processes for the past three years. As noted in your response letter, please disclose that you do not conduct meaningful research and development activities and, if true, your advances in telecommunication systems are based on purchases and upgrades to new infrastructure.
Spectrum Holding, page 96

4. We note your response to prior comment 19 regarding the expiration of your spectrum licenses in 2028, covering the 3G, 4G and 5G networks. As noted in your response letter, please clarify why you believe the risk of these spectrum licenses not renewing is remote.
Sunrise Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Subscriber base and ARPU, page 118

5. We note your response to prior comment 20. Please tell us whether you consider ARPU and customer churn to be a key performance measures used by management. If not, please explain why not. If so, please revise to disclose these measures for each period presented and provide a discussion of any significant fluctuations from period to period.
Variation of Class Rights, page 156

6. We note your response to prior comment 25 regarding whether Sunrise Class A Common
       Shareholders would have separate class voting rights should its rights and privileges changes. You indicate that "Sunrise Class A Common Shares are common shares and do
       not have any economic privileges under Sunrise   s articles of
association that would
       trigger such a class vote if varied," that preferred shareholders would receive a separate class vote under Swiss law, and Sunrise Class B Common Shareholders would receive a separate class vote for changes of economic privileges pursuant to an explicit provision of your Articles. Please clarify that Sunrise Class A Common Shares do have economic privileges, such as rights to receive dividends and liquidation distributions, and such economic privileges may be altered, if true, for Sunrise Class Common Shares without a separate vote of Class A shareholders. If true, consider adding an appropriate risk factor.
Where You Can Find More Information and Incorporation by Reference, page 196

7. We note your proxy statement/prospectus incorporates by reference the Liberty Global
 July 26, 2024
Page 3

       Annual Report. Since you are soliciting authorization for the disposal of a significant business, please also incorporate all subsequent filings including the Liberty Global Form
       10-Q for the quarterly period ended March 31, 2024.
Annex D - Liberty Global Ltd. Unaudited Pro Forma Condensed Consolidated
Financial
Statements, page D-1

8. Please update the Liberty Global pro forma balance sheet to be as of the most recent interim period. Refer to Rule 11-02(c)(1) of Regulation S-X.
9. We note that Liberty Global has concluded that the disposition in the form of a spin-off will be accounted for as a discontinued operation. Please provide your supporting analysis of the number of pro forma periods required by S-X 11-02(c)(2) for the disposition transaction and each of the other transactions you depict in the pro forma financial information.
10. Please clarify in footnote (2)(a) on page D-8 why the actual amount of the contribution could differ materially from the amount depicted, which we note is dependent upon the timing and sources of contributions to Sunrise. Disclose the range of reasonably possible amounts. Also, please revise or tell us why you did not reduce the contribution amount by the amount of free cash flow generated by Sunrise in 2024.
11. Give pro forma income statement effect to the loss of investment income/cost of borrowing, assuming the contribution of $1,787.4 million was made at the beginning of the fiscal year.
12.    We note your response to prior comment 30 and the disclosure in footnote
(3) on page D-
       8. Notwithstanding the non-recurring nature of the expenses, you should give pro forma income statement effect to them pursuant to Rule 11-02(a)(6)(i)(B) of Regulation S-X.
13. We note in footnote (5) on page D-8 you give pro forma effect to the estimated amounts to be charged by Liberty Global to Sunrise for various services. Clarify why you do not give effect to the estimated costs to be incurred by Liberty Global when providing these services.
14. Regarding footnote (7), please provide us further details regarding the income tax expense associated with the pre-tax pro forma adjustments and your rationale for not providing pro forma income tax adjustments.
Annex E - Sunrise Communications AG Unaudited Pro Forma Condensed Consolidated Financial
Statements, page E-1

15. Please update the Sunrise pro forma balance sheet to be as of the first quarter of
       2024. Refer to Rule 11-02(c)(1) of Regulation S-X.
16.    We note your response to prior comment 31 and the disclosure in footnote
(3) on page E-
       5. Notwithstanding the non-recurring nature of the expenses, you should give pro forma income statement effect to them pursuant to Rule 11-02(a)(6)(i)(B) of Regulation S-X.
17. Please separately quantify in footnote (9) the historical related-party fees and allocations charged by Liberty Global and the estimated amounts to be charged by Liberty Global for management, finance, legal, and other services pursuant to the transition services agreements.
 July 26, 2024
Page 4

Annex F - Financial Statements of Sunrise, page F-3

18. Please updated the Sunrise financial statements to include the most recent interim period, consistent with the reporting by Liberty Global Ltd.
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology